Albert Calamari

PROFESSIONAL EXPERIENCE

August 2018 - Today
CEO / General Manager - Gaia Therapeat   Hollywood, FL

January 2017 - August 2018
General Manager - Waikiki Beach   Orient Bay, Saint Martin FWI